UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-10243

BP Prudhoe Bay Royalty Trust

(Exact name of registrant as specified in its charter)

The Bank of New York Mellon Trust Company, N.A., Trustee

601 Travis Street, 16th Floor

Houston, Texas 77002

(713) 483-6020

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units of Beneficial Interest

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:  276

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, BP Prudhoe Bay Royalty Trust has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BP Prudhoe Bay Royalty Trust

By: The Bank of New York Mellon Trust Company, N.A., as Trustee

Date: October 20, 2025	By:	/s/ Elaina C. Rodgers
Elaina C. Rodgers
Vice President